Tidal ETF Trust 485BPOS

Exhibit (p)(xvi)

APPENDIX H

CODE OF ETHICS

Adopted March 1, 2024

I.              INTRODUCTION

High ethical standards are essential for the success of the Adviser and to maintain the confidence of clients and investors in investment funds managed by the Adviser (“clients”).  The Adviser’s long-term business interests are best served by adherence to the principle that the interests of clients come first.  We have a fiduciary duty to clients to act solely for the benefit of our clients.  All personnel of the Adviser, including directors, officers and employees of the Adviser, must put the interests of the Adviser’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients.  All personnel of the Adviser must also comply with all federal securities laws.  In recognition of the Adviser’s fiduciary duty to its clients and the Adviser’s desire to maintain its high ethical standards, the Adviser has adopted this Code of Ethics (the “Code”) containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of the Adviser’s clients.

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment by the Adviser.  The CCO is responsible for the overall administration of the Code except with respect to the CCO’s personal trading activity, which will be administered by the CIO.  If you have any doubt as to the propriety of any activity, you should consult with the CCO.

II.            DEFINITIONS

1.	Access Person means any Supervised Person (i) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding portfolio holdings of any Reportable Fund or (ii) who is involved in making securities recommendations to clients (or who has access to such recommendations that are nonpublic).

The Adviser has made the determination that all of its employees are Access Persons.  Notwithstanding the presumption in Rule 204A-1(e)(1)(ii) that directors of the Adviser are Access Persons, the Adviser has determined that its Independent Directors and Shareholders are not Access Persons by virtue of the fact that they (i) are not employees or officers of the Adviser, (ii) are not engaged in and do not have confidential information regarding the day to day activities or management of the Adviser, (iii) do not have access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding portfolio holdings of any Reportable Fund and (iv) are not involved in making securities recommendations to clients and do not have access to such recommendations that are nonpublic.

2.	Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.
3.	Beneficial ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.
4.	Personal Account means any account in which a Reportable Security can be held:

(i)        in which an Access Person has any beneficial ownership or which is controlled by the Access Person; or

(ii)        that is maintained by or for:

•	An Access Person's spouse (other than a legally separated or divorced spouse of the Access Person for which the Access Person provides no financial support), domestic partner (of the same or opposite gender) and minor children;
•	Any other immediate family members (e.g., siblings, parents and in-laws) who live in the Access Person’s household;
•	Any person (i) who is financially dependent on the Access Person, including those persons residing with the Access Person and those not residing with the Access Person, such as financially dependent children away at college, or (ii) for whom the Access Person provides discretionary advisory services; and
•	Any partnership, corporation or other entity in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person exercises effective control.
5.	Reportable Security means a security as defined in Section 202(a)(18) of the Act (15 U.S.C. 80b-2(a)(18)) and includes any equity, derivative, commodities, options or forward contracts relating thereto, and shares issued of exchange-traded funds and other than registered funds managed by the Adviser, including those where the adviser serves in a sub-advisory capacity, or registered funds whose adviser or principal underwriter controls the Adviser, is controlled by the Adviser, or is under common control with the Adviser (each a “Reportable Fund”), except that Reportable Security does not include:
(i)	Direct obligations of the Government of the United States;
(ii)	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
(iii)	Shares issued by money market funds;
(iv)	Shares issued by registered open-end funds and exchange traded funds other than Reportable Funds; and
(v)	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds, none of which is a Reportable Fund.
6.	Restricted Security means any security that is on the Adviser’s restricted list (“Restricted List”). All “Reportable Funds” are considered Restricted Securities.

III.           APPLICABILITY OF CODE OF ETHICS

This Code applies to all Personal Accounts.  The CCO will maintain a list of all Access Persons and Personal Accounts.

IV.           RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

1.	General. It is the responsibility of each Access Person to ensure that a particular securities transaction being considered for the Access Person’s Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. Personal securities transactions for Access Persons may be effected only in accordance with the provisions of this Section.

2.	Preclearance of Transactions in Personal Account. An Access Person is not required to receive pre-trade approval from the CCO before engaging in transactions of non reportable securities (as listed in section H2(ii)5) including shares issued by registered open-end funds and exchange traded funds, other than Reportable Funds. The Adviser reserves the right to reject any trade requests of Reportable Securities, for any reason, without explanation to the Access Person. The Adviser reserves the right to amend this policy at any time should the need arise.
3.	Prohibitions on Trading in Securities on the Restricted List. An Access Person may not execute any personal securities transaction of any kind in any securities on the Restricted List. The CCO will administer the Restricted List. The Restricted List will consist of (i) issuers with respect to which the Adviser or Supervised Persons has or may have obtained or been given access to material nonpublic information and (ii) any other issuers as determined by the CCO.
4.	Initial Public Offerings. An Access Person may not acquire any direct or indirect beneficial ownership in any securities in any initial public offering without prior written approval of the CCO.
5.	Private Placements and Investment Opportunities of Limited Availability. An Access Person may not acquire any beneficial ownership in any securities in any private placement of securities or investment opportunity of limited availability unless the CCO has given express prior written approval. The CCO, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the Access Person by virtue of the Access Person’s position with the Adviser.
6.	Management of Non-Adviser Accounts. Access Persons are prohibited from managing accounts for third parties who are not clients of the Adviser or serving as a trustee for third parties unless the CCO preclears the arrangement and finds that the arrangement would not harm any client. The CCO may require the Access Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

V.            REPORTING AND OTHER MATTERS

1.	New Accounts. An Access Person must notify the CCO promptly if the Access Person opens any new account in which any securities are held with a broker or custodian or moves such an existing account to a different broker or custodian.
2.	Initial and Annual Holdings Reports. An Access Person must submit initial and annual holdings reports to the CCO as follows:
∙	Contents of Holdings Reports. Initial and annual holdings reports must contain, at a minimum:
a.	the title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security in which the Access Person has any beneficial ownership;
b.	the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s benefit; and
c.	the date that the Access Person submits the report.
•	Timing of Holdings Reports.

a.	Initial. An Access Person must submit to the CCO an initial holdings report within 10 days of the Access Person’s employment commencement date, or with respect to any employees who become Access Persons after their employment commencement date, the date of becoming an Access Person. The information contained in the initial holdings report must be current as of a date no more than 45 days prior to such applicable date.
b.	Annual. An Access Person must submit to the CCO an annual holdings report at least once each 12-month period after submitting the initial holdings report. The information contained in the annual holdings report must be current as of a date no more than 45 days prior to the date the report was submitted.to the CCO
3.	Quarterly Transactions Reporting. An Access Person must submit to the CCO quarterly transactions reports.

Content of Transaction Reports.  Each transaction report must contain, at a minimum, the following information about each transaction involving a Reportable Security during the quarter in which the Access Person had, or as a result of the transaction acquired, any beneficial ownership:

a.	the date of the transaction, the title, and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and principal amount of each Reportable Security involved;
b.	the nature of the transaction (i.e., the purchase, sale or any other type of acquisition or disposition);
c.	the price of the security at which the transaction was effected;
d.	the name of the broker, dealer or bank with or through which the transaction was effected; and
e.	the date the Access Person submits the report.
Transaction and Account Statements from Broker-Dealers and Banks. An Access Person electing to comply with the quarterly transaction reporting requirements of the Code by directing the Access Person’s intermediaries to provide the Adviser with copies of transaction and account statements must direct each broker and bank where such Access Person maintains an account that he or she has direct or indirect influence or control to transmit to the CCO each and every trade confirmation and account statement no later than 30 days after the end of each calendar quarter. The Access Person is required to execute a written quarterly certification affirming that all transactions in Reportable Securities in which the Access Person had any beneficial ownership during the period are reflected by such trade confirmations and account statements.
4.	Exceptions to Reporting Requirements. An Access Person need not submit any holdings or transactions report with respect to securities held in accounts over which the Access Person has no direct or indirect influence or control (each, a “Non-Control Account”) or transactions reports with respect to transactions effected pursuant to an automatic investment plan. Prior to relying on the reporting exception for a Non-Control Account, the Access Person must obtain the written approval of the CCO that the account qualifies as a Non-Control Account. To qualify for this exemption for a Non-Control Account, the CCO must be provided a copy of the managed account agreement or other certification acceptable to the CCO showing that the Access Person has no direct or indirect influence or control over the account. Should the status of the Access Person’s control over a Non-Control Account change at any time, the Access Person is responsible for notifying the CCO of the change. The CCO reserves the right to impose additional requirements with respect to Non-Control Accounts that are not detailed in this Code, as well as to decline exemption to any account.

5.	Violations of the Code. Access Persons must report immediately any suspected or actual violations of the Code of Ethics to the CCO.

VII.          RECORDKEEPING

The CCO will keep in an easily accessible place for at least five (5) years copies of this Code  account statements of Access Persons, certifications and other information relating to Non-Control Accounts, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of this Code.

The CCO will maintain a list of all Access Persons of the Adviser currently and for the last five (5) years.

All account statements of Access Persons may be kept electronically in a computer database.

VIII.        OVERSIGHT OF CODE OF ETHICS

1.	Acknowledgment. The CCO will provide to each Supervised Person a copy of the Code and any amendments to the Code. All Supervised Persons are required to provide the CCO with a written acknowledgement of their receipt of, and agreement to comply with, the Code and any amendments to the Code.
2.	Review of Transactions. The CCO, or her delegate, will review each Access Person's Reportable Securities transactions in Personal Accounts against the pre trade clearance requests and the list of Restricted Securities. Any Access Person transactions that are believed to be a material violation of this Code will be reported promptly to the CEOr.
3.	Sanctions. Adviser’s management, with advice of legal counsel, at their discretion, will consider reports made to them and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.
4.	Authority to Exempt Transactions. The CCO has the authority to exempt any Access Person or any personal securities transaction of an Access Person from any or all of the provisions of this Code if the CCO determines that such exemption would not be against any interests of a client. For the sake of clarity, the CCO may not grant any exemptions in contravention of Rule 204A-1 or other applicable law. The CCO will document any exemption granted, describing the circumstances and reasons for the exemption.
5.	ADV Disclosure. The CCO will ensure that the Adviser’s Form ADV (1) describes the Code in Item 11 of Part 2A and (2) offers to provide a copy of the Code to any client or prospective client upon request.

IX.           CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Code will be treated as confidential to the extent permitted by law.